As filed with the Securities and Exchange Commission on October 9, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

ASA LIMITED

(Name of Subject Company (Issuer))

ASA LIMITED

(Name of Filing Person (Issuer))

Common Shares, Par Value U.S. $1.00 Per Share

(Title of Class of Securities)

G3156P 10 3

(CUSIP Number of Class of Securities)

Paul K. Wustrack, Jr., Esq., Secretary
ASA Limited
11 Summer Street, 4th Floor
Buffalo, New York 14209
(716) 883-2426

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

R. Darrell Mounts, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006
(202) 778-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,752,800	$2,832

*

The transaction value is calculated as the aggregate maximum purchase price to be paid for 720,000 shares in the offer, based upon a price of $70.49 (98% of the net asset value per share of $71.93 on August 21, 2009).

**	The filing fee is calculated by multiplying the transaction value by .00005580.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,832 Form or Registration No.: Schedule TO Filing Party: ASA Limited Date Filed: September 1, 2009

⁪	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

⁪	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
⁪	going-private transaction subject to Rule 13e-3.
⁪	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 7 to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by ASA Limited (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 1, 2009 (the “Initial Schedule TO”), as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on September 3, 2009, Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on September 4, 2009, Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on September 14, 2009, Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on September 16, 2009, Amendment No. 5 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on September 30, 2009, and Amendment No. 6 to the Issuer Tender Offer Statement on Schedule TO filed by the Company with the SEC on October 5, 2009. This Schedule TO relates to the tender offer by the Company to purchase up to 720,000 of its issued and outstanding common shares, par value U.S. $1.00 per share, at a price per share, net to the seller in cash (without interest), equal to 98% of the net asset value per share as determined by the Company at the close of regular trading on the New York Stock Exchange on October 2, 2009, or such later date to which the Offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer Documents”) (the “Offer”). Capitalized terms used herein and not defined herein have the meaning ascribed in the Offer to Purchase.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the Initial Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO and is amended and supplemented by the information specifically provided in this Schedule TO.

ITEM 1.      SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.      SUBJECT COMPANY INFORMATION

The name of the issuer is ASA Limited, a Bermuda company. The Company’s principal executive office is located at 11 Summer Street, 4th Floor, Buffalo, New York 14209. The telephone number of the Company’s principal executive office is (716) 883-2428.

The title of the class of equity securities to which this Schedule TO relates is the common shares, par value U.S. $1.00 per share, of the Company. As of August 21, 2009, there were 7,200,000 shares outstanding.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASA”. The information set forth in Section 6 “Market Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the Company.

The information set forth in Section 10 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION

The information set forth in the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” and Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference and supplemented as follows:

On May 20, 2009, Andrew Pegge, a director of the Company, filed with the SEC a Form 4 reporting his beneficial ownership of 96,782 shares (1.34% of the outstanding shares) of the Company. Andrew Pegge has advised the Company that he intends to tender all (or a portion) of his shares in the Offer and/or sell all (or a portion) of his shares into the market during the pendency of the Offer.

On September 14, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 10, 2009, of 12,947 shares of the Company into the market at a price per share of $75.52; (ii) the sale on September 11, 2009, of 11,830 shares of the Company into the market at a price per share of $76.96; and (iii) his beneficial ownership of 72,005 shares of the Company following the reported sale transactions. The transactions were effected on the NYSE.

On September 16, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 14, 2009, of 4,970 shares of the Company into the market at a price per share of $76.21; (ii) the sale on September 15, 2009, of 2,000 shares of the Company into the market at a price per share of $76.48; and (iii) his beneficial ownership of 65,035 shares of the Company following the reported sale transactions. The transactions were effected on the NYSE.

On September 30, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 28, 2009, of 14,500 shares of the Company into the market at a price per share of $74.59; and (ii) his beneficial ownership of 50,535 shares of the Company following the reported sale transaction. The transaction was effected on the NYSE.

Other than the foregoing, the Company has been advised that no director or executive officer of the Company intends to tender any shares in the Offer or sell any shares into the market during the pendency of the Offer.

ITEM 5.      PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Section 10 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference and supplemented as follows:

On September 14, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the disposition on September 10, 2009, of Contracts for Differences (“CFDs”) through which he had economic exposure to 1,840 shares of the Company at an exercise price per share of $75.52; and (ii) his economic exposure through CFDs to 0 shares of the Company following the reported disposition.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in Section 8 “Purpose of the Offer; Background of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 10 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference and amended and supplemented as follows.

Neither the Company nor, to the best of the Company’s knowledge, any of the Company’s executive officers or directors (other than Andrew Pegge), has effected any transaction in shares, except for dividend reinvestments, during the past 60 days.

On September 14, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 10, 2009, of 12,947 shares of the Company into the market at a price per share of $75.52; (ii) the sale on September 11, 2009, of 11,830 shares of the Company into the market at a price per share of $76.96; and (iii) his beneficial ownership of 72,005 shares of the Company following the reported sale transactions. The transactions were effected on the NYSE.

On September 16, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 14, 2009, of 4,970 shares of the Company into the market at a price per share of $76.21; (ii) the sale on September 15, 2009, of 2,000 shares of the Company into the market at a price per share of $76.48; and (iii) his beneficial ownership of 65,035 shares of the Company following the reported sale transactions. The transactions were effected on the NYSE.

On September 30, 2009, Andrew Pegge filed with the SEC a Form 4 reporting (i) the sale on September 28, 2009, of 14,500 shares of the Company into the market at a price per share of $74.59; and (ii) his beneficial ownership of 50,535 shares of the Company following the reported sale transaction. The transaction was effected on the NYSE.

ITEM 9.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 13 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.      FINANCIAL STATEMENTS

Not applicable.

ITEM 11.      ADDITIONAL INFORMATION

The information set forth in Section 7 “Source and Amount of Funds; Effect of the Offer,” Section 8 “Purpose of the Offer; Background of the Offer”, Section 9 “Information Concerning the Company,” Section 10 “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” Section 11 “Legal Matters; Regulatory Approvals,” and Section 12 “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 12.     EXHIBITS

Item 12 is hereby amended as follows:

Exhibit No.	Document

(a)(1)(i)-	Offer to Purchase dated September 1, 2009. [4]

(a)(1)(ii)	Form of Letter of Transmittal.[4]

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. [4]

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [4]

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. [4]

(a)(5)(i)	Press Release issued by the Company dated March 31, 2008.[1]

(a)(5)(ii)	Press Release issued by the Company dated June 29, 2008.[2]

(a)(5)(iii)	Press Release issued by the Company dated September 1, 2009. [4]

(a)(5)(iv)	Press Release issued by the Company dated September 1, 2009, announcing the Company’s gold market review and corporate update conference call and webcast on September 3, 2009. [5]

(a)(5)(v)	PowerPoint presentation by the Company in connection with the Company’s gold market review and corporate update conference call and webcast on September 3, 2009. [5]

(a)(5)(vi)	Transcript of the Company’s gold market review and corporate update conference call and webcast on September 3, 2009. [6]

(a)(5)(vii)	Press Release issued by the Company dated October 5, 2009, announcing the preliminary results of the tender offer. [7]

(a)(5)(viii)	Press Release issued by the Company dated October 9, 2009, announcing the final results of the tender offer.

(d)(1)(i)	Terms of Business relating to Participants’ Contract for Difference transactions with Counterparty. [3]

(d)(1)(ii)	Documents setting forth the terms of Contract for Difference transactions related to ASA shares. [4]

1 Previously filed on Schedule TO via EDGAR on March 31, 2008 (accession number 0001133796-08-000114) and incorporated herein by reference.

2 Previously filed on Schedule TO via EDGAR on June 29, 2009 (accession number 0000898432-09-000859) and incorporated herein by reference.

3 Previously filed on Schedule TO via EDGAR on June 13, 2008 (accession number 0001133796-08-000213) and incorporated herein by reference.

4 Previously filed on Schedule TO via EDGAR on September 1, 2009 (accession number 0000898432-09-001124) and incorporated herein by reference.

5 Previously filed on Schedule TO via EDGAR on September 3, 2009 (accession number 0000898432-09-001132) and incorporated herein by reference.

6 Previously filed on Schedule TO via EDGAR on September 4, 2009 (accession number 0000898432-09-001136) and incorporated herein by reference.

7 Previously filed on Schedule TO via EDGAR on October 5, 2009 (accession number 0000898432-09-001220) and incorporated herein by reference.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASA LIMITED

By:	/s/ David J. Christensen
Name:	David J. Christensen
Title:	President and Chief Executive Officer

Dated:     October 9, 2009

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(viii)	Press Release issued by the Company dated October 9, 2009, announcing the final results of the tender offer.